# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Starz Entertainment Corp., CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 05/06/2025
Amends the filing with accession number 0000947871-15-000848
Filed by CIK 0001570585
Persons authorized to receive notices and communications: Bryan H. Hall, Liberty Global Ltd., 1550 Wewatta Street, Suite 1000, Denver, Colorado (CO), 80202, 1-303-220-6600

## Reporting persons
- Liberty Global Ltd. (CIK 0001570585): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 469,065; sole dispositive power 0; shared dispositive power 469,065; aggregate amount beneficially owned 469,065 (2.8% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the (A) 2,524,509 common shares, no par value (the "Starz Common Shares"), of Starz Entertainment Corp. (the "Issuer") held by various funds affiliated with MHR Fund Management LLC ("MHR") and Mark H. Rachesky ("Dr. Rachesky") or (B) 353,334 Starz Common Shares held by a subsidiary of Warner Bros. Discovery, Inc. ("Discovery"), of which the reporting persons may be deemed to have beneficial ownership as a result of the Starz Voting Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (13) is based on an aggregate 16,721,810 Starz Common Shares outstanding as of May 6, 2025, based on information provided by the Issuer to the Reporting Persons.
- Liberty Global Ventures Limited (CIK 0001658493): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 469,065; sole dispositive power 0; shared dispositive power 469,065; aggregate amount beneficially owned 469,065 (2.8% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include (A) 2,524,509 Starz Common Shares held by various funds affiliated with MHR and Dr. Rachesky or (B) 353,334 Starz Common Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Starz Voting Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (13) is based on an aggregate 16,721,810 Starz Common Shares outstanding as of May 6, 2025, based on information provided by the Issuer to the Reporting Persons.
  
  This Amendment No. 10 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the "Original Schedule 13D") and amended by Amendment No. 1 filed June 30, 2016 ("Amendment No. 1"), Amendment No. 2 filed February 10, 2017 ("Amendment No. 2"), Amendment No. 3 filed September 3, 2019 ("Amendment No. 3"), Amendment No. 4 filed September 6, 2019 ("Amendment No. 4"), Amendment No. 5 filed September 8, 2020 ("Amendment No. 5"), Amendment No. 6 filed September 18, 2020 ("Amendment No. 6"), Amendment No. 7 filed May 15, 2024 ("Amendment No. 7"), Amendment No. 8 filed January 29, 2025 ("Amendment No. 8") and Amendment No. 9 filed January 29, 2025 ("Amendment No. 9"), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the "Schedule 13D"). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Starz Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On May 6, 2025, the Issuer completed the Separation Transactions (as defined in Item 6 of the Schedule 13D). Following the completion of the Separation Transactions, the Issuer consolidated the Starz Common Shares on a 15-to-1 basis, such that every fifteen (15) Starz Common Shares were consolidated into one (1) Starz Common Share (the "Reverse Stock Split"). As a result of the Separation Transactions and the Reverse Stock Split, the 4,049,972 Voting Shares and 2,500,000 Non-Voting Shares held by LGVL immediately prior to the consummation of the Separation Transactions were converted into an aggregate of 469,065 Starz Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGVL holds all 469,065 of the Starz Common Shares directly. Because LGVL is a direct wholly owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 469,065 Starz Common Shares and share voting and dispositive power over the Starz Common Shares with LGVL.

The Reporting Persons are required to vote the Starz Common Shares in respect of certain matters in accordance with the Starz Voting Agreement (as defined in Item 6 of the Schedule 13D). See the description of the Starz Voting Agreement in Item 6 of the Schedule 13D, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Non-Executive Chairman of the Issuer's Board ("Dr. Rachesky")), Discovery or DLIL (together, the "Other Parties"). As a result of the Starz Investor Rights Agreement and Starz Voting Agreement described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Starz Common Shares beneficially owned by the Other Parties and their respective affiliates. Based on a Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 2,524,509 Starz Common Shares (approximately 15.1% of the total number of Starz Common Shares outstanding). Based on a Schedule 13D filed with the SEC on May 8, 2025, by Discovery, Discovery and DLIL beneficially own an aggregate of 353,334 Starz Common Shares (approximately 2.1% of the total number of Starz Common Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Completion of Separation Transactions

On May 6, 2025, the Issuer completed the Separation Transactions. In connection with the completion of the Separation Transactions, Starz, LGVL, Liberty Global and the other parties thereto entered into the Starz Investor Rights Agreement, the Starz Voting Agreement and the Starz Registration Rights Agreement, which are included as, respectively, Exhibits 99.19, 99.20 and 99.21 to this Statement and incorporated herein by reference.

Effect of Reverse Stock Split on Starz Investor Rights Agreement

Following the completion of the Separation Transactions, the Issuer effected the Reverse Stock Split. After giving effect to the Reverse Stock Split, under the Starz Investor Rights Agreement, (1) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 666,666 Starz Common Shares in the aggregate, Starz must include one designee of Liberty Global and one designee of Discovery on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, (2) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 333,333, but less than 666,666, Starz Common Shares in the aggregate, Starz must include one designee of Liberty Global and Discovery, collectively, on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, selected by (a) Liberty Global, if Liberty Global and its controlled affiliates exceed such 333,333 share threshold, but Discovery and its controlled affiliates did not, (b) Discovery, if Discovery and its controlled affiliates exceed such 333,333 share threshold, but Liberty Global and its controlled affiliates did not, and (c) Liberty Global and Discovery, jointly, if neither Liberty Global nor Discovery (together with their respective controlled affiliates) exceeds such 333,333 share threshold. Bruce Mann will be the initial designee of Liberty Global, (3) for so long as funds affiliated with MHR beneficially own at least 666,666 Starz Common Shares in the aggregate, Starz must include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the Starz Board) on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, (4) for so long as funds affiliated with MHR beneficially own at least 500,000 Starz Common Shares, but less than 666,666 Starz Common Shares, in the aggregate, Starz must include two designees of MHR on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, and (5) for so long as funds affiliated with MHR beneficially own at least 333,333 Starz Common Shares, but less than 500,000 Starz Common Shares, in the aggregate, Starz must include one designee of MHR on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
------------- -------------------------------------------------------------------------------------------------------

99.1 Share Purchase Agreement, dated as of November 10, 2015, among LGVL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty
Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the
Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR
Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and
Dr. Rachesky with the SEC on November 13, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000095010315008841/dp61153_ex9901.htm

99.2 PPV Confirmation, dated as of November 12, 2015, between LGVL and Bank of
America (incorporated herein by reference to Exhibit 99.2 to the Original
Schedule 13D).
https://www.sec.gov/Archives/edgar/data/929351/000094787115000848/ss464431_ex9902.htm

99.3 Pledge Agreement, dated as of November 12, 2015, between LGVL and Bank of
America (incorporated herein by reference to Exhibit 99.3 to the Original
Schedule 13D).
https://www.sec.gov/Archives/edgar/data/929351/000094787115000848/ss464431_ex9903.htm

99.4 Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGVL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).
https://www.sec.gov/Archives/edgar/data/929351/000094787117000112/ss30773_ex994.htm

99.5 Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGVL,
DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000119312515373657/d25245dex101.htm

99.6 Voting and Standstill Agreement, dated as of November 10, 2015, among the
Issuer, the Seller Funds, LGVL, DLIL, John C. Malone, MHR, Liberty Global,
Discovery (incorporated herein by reference to Exhibit 10.2 to the Current
Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on
November 10, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000119312515373657/d25245dex102.htm

99.7 Registration Rights Agreement, dated as of November 10, 2015, between the
Issuer and LGVL (incorporated herein by reference to Exhibit 10.4 to the Current
Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on
November 10, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000119312515373657/d25245dex103.htm

99.8 Joint Filing Agreement, dated as of November 20, 2015, between LGVL and
Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original
Schedule 13D).
https://www.sec.gov/Archives/edgar/data/929351/000094787115000848/ss464431_ex9908.htm

99.9 Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller
Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).
https://www.sec.gov/Archives/edgar/data/929351/000094787116001317/ss951_ex9909.htm

99.10 Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGVL, DLIL, John C. Malone, MHR, Liberty
Global and Discovery (incorporated herein by reference to Exhibit 99.10 to
Amendment No. 1).
https://www.sec.gov/Archives/edgar/data/929351/000094787116001317/ss951_ex9910.htm

99.11 Investor Rights Agreement, dated as of May 13, 2024, among MHR, LGVL,
DLIL, Studios, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1
(file number 333-278849) filed by Studios on May 14, 2024).
https://www.sec.gov/Archives/edgar/data/2006191/000119312524137683/d827569dex1010.htm

99.12 Amendment to Voting and Standstill Agreement, dated as of May 13, 2024, among the Issuer, Studios, the Seller Funds, LGVL, DLIL, MHR, Liberty Global and
Discovery (incorporated herein by reference to Exhibit 10.9 to the Registration
Statement on Form S-1 (file number 333-278849) filed by Studios on May 14,
2024).
https://www.sec.gov/Archives/edgar/data/2006191/000119312524137683/d827569dex109.htm

99.13 Form of Investor Rights Agreement, by and among New Lionsgate, LGVL,
Liberty Global, MHR and the Seller Funds (incorporated herein by reference to
Exhibit 10.23 to the Registration Statement on Form S-4 (file number 333-282630)
filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxz

99.14 Form of Voting Agreement, by and among New Lionsgate, LGVL, Liberty
Global, MHR and the Seller Funds (incorporated herein by reference to Exhibit
10.24 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxaa

99.15 Form of Registration Rights Agreement, between New Lionsgate and LGVL
(incorporated herein by reference to Exhibit 10.26 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxcc

99.16 Form of Investor Rights Agreement, by and among the Issuer, LGVL, DLIL,
Liberty Global, Discovery, MHR and the Seller Funds (incorporated herein by reference to Exhibit 10.27 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxdd

99.17 Form of Voting Agreement, by and among the Issuer, LGVL, DLIL, Liberty
Global, Discovery, MHR and the Seller Funds (incorporated herein by reference to
Exhibit 10.28 to the Registration Statement on Form S-4 (file number 333-282630)
filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxee

99.18 Form of Registration Rights Agreement, between the Issuer and LGVL
(incorporated herein by reference to Exhibit 10.31 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxhh

99.19 Investor Rights Agreement, dated as of May 6, 2025, by and among the
Issuer, LGVL, DLIL, Liberty Global, Discovery, MHR and the Seller Funds
(incorporated herein by reference to Exhibit 10.13 to the Current Report on Form
8-K filed by the Issuer on May 7, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525114510/d864362dex1013.htm

99.20 Voting Agreement, dated as of May 6, 2025, by and among the Issuer, LGVL,
DLIL, Liberty Global, Discovery, MHR and the Seller Funds (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the
Issuer on May 7, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525114510/d864362dex109.htm

99.21 Registration Rights Agreement, dated as of May 6, 2025, between Starz and
LGVL (incorporated herein by reference to Exhibit 10.12 to the Current Report on
Form 8-K filed by the Issuer on May 7, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525114510/d864362dex1012.htm

## Signatures
- Liberty Global Ltd.: /s/ Bryan H. Hall, Bryan H. Hall / Executive Vice President, General Counsel and Secretary (05/08/2025)
- Liberty Global Ventures Limited: /s/ Jeremy Evans, Jeremy Evans / Director (05/08/2025)